Exhibit 2.1

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2019 Alcon Inc. (“Alcon,” “we,” “us,” and “our”) had the following securities registered pursuant to Section 12(b) of the Exchange Act:
A.    OFFER AND LISTING DETAILS
Alcon is a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland in accordance with article 620 et seq. of the Swiss Code of Obligations (“Swiss CO”) and registered with the Swiss Register of Commerce under registration number CHE‑234.781.164. Alcon is registered in the Swiss Register of Commerce under each of Alcon AG, Alcon SA and Alcon Inc., all of which are stated in Alcon's Articles of Incorporation (our “Articles”) as our corporate name. Alcon was formed for an unlimited duration, effective as of the date of the registration of Alcon in the Swiss Register of Commerce on September 21, 2018. As a result of Novartis’ Spin-off of Alcon and its consolidated subsidiaries on April 9, 2019, Alcon became an independent, standalone corporation. Alcon Inc. shares are listed on the SIX Swiss Exchange (“SIX”) and the New York Stock Exchange (“NYSE”) as global registered shares under the trading ticker “ALC”. As such, they can be traded and transferred across applicable borders, without the need for conversion, with identical shares traded on different stock exchanges in different currencies.
As of December 31, 2019, the share capital of Alcon Inc. was CHF 19,668,000, fully paid-in and divided into 491,700,000 registered shares, each with a nominal value of CHF 0.04.
The Company has a single class of shares, being registered shares in the form of uncertificated securities (in the sense of the Swiss Code of Obligations). A portion of these uncertificated shares is issued as intermediated securities (titres intermédiés) within the meaning of the Swiss Federal Intermediated Securities Act via the settlement system operated by SIX SIS, with the remaining shares directly held through Computershare Trust Company, N.A. in the U.S. All Alcon shares have equal voting rights and carry equal entitlements to dividends. No participation certificates (bons de participations) or profit-sharing certificates (bons de jouissance) have been issued.
The shares have the rights, preferences and restrictions described below in “Memorandum and Articles of Incorporation.”

B.	MEMORANDUM AND ARTICLES OF INCORPORATION
The following is a summary of certain provisions of our Articles, our Regulations of the Board of Directors ("Board Regulations") and of Swiss law, particularly, the Swiss CO. This is not a summary of all the significant provisions of the Articles, the Board Regulations or of Swiss law and does not purport to be complete. This description is qualified in its entirety by reference to the Articles and the Board Regulations, for which English translations are filed as exhibits to this Form 20-F, and to Swiss law.
Shareholder Rights
Because Alcon has only one class of registered shares, the following information applies to all shareholders.
Dividend Rights
The Swiss CO requires that, among other things, at least 5% of our annual profit be retained as general reserves, so long as these reserves amount to less than 20% of our registered share capital. Swiss law and the Articles permit us to accrue additional reserves.
Under the Swiss CO, we may only pay dividends out of balance sheet profits, out of reserves created for this purpose or out of free reserves. In any event, under the Swiss CO, while the Board may propose that a dividend be paid, we may only pay dividends upon shareholders' approval at a General Meeting of Shareholders.

To the extent approved, dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. Dividends which have not been claimed within five years after the due date revert to us, and are allocated to our general reserves.
Voting Rights
Each share is entitled to one vote at a General Meeting of Shareholders. Voting rights may only be exercised for shares registered on the Alcon share register on the record date for the applicable General Meeting of Shareholders. In order to do so, the shareholder must file a share registration form with us, setting forth the shareholder's name, address and domicile (or, in the case of a legal entity, its registered office). If the shareholder has not timely filed the form, then the shareholder may not vote at, or participate in, General Meetings of Shareholders. Shareholders should contact their bank or broker if they wish to register their Alcon shares. Acquirers of Alcon shares that are registered on the Alcon U.S. share register maintained by Alcon's U.S. share registrar, Computershare Trust Company, N.A., should file a registration form with Computershare Trust Company, N.A.
Except as noted in the paragraph immediately below, shareholders' resolutions require the approval of a majority of the votes present at a General Meeting of Shareholders. As a result, abstentions have the effect of votes against such resolutions. Some examples of shareholders' resolutions requiring a vote by such "absolute majority of the votes" are (1) amendments to the Articles; (2) elections of Directors, the Chairman of the Board, the compensation committee members, the independent proxy and the statutory auditors; (3) approval of the management report and the financial statements; (4) setting the annual dividend, if any; (5) approval of the aggregate amounts of compensation of the Directors and the members of the ECA; (6) decisions to discharge Directors and management from liability for matters disclosed to the General Meeting of Shareholders; and (7) the ordering of an independent investigation into specific matters proposed to the General Meeting of Shareholders. As a matter of Swiss law, certain other matters also require a supermajority, including certain mergers, scissions and transformations under the Swiss Merger Act.
According to the Articles and Swiss law, the following types of shareholders’ resolutions require the approval of a "supermajority" of at least two thirds of the votes present at a General Meeting of Shareholders: (1) an alteration of our corporate purpose; (2) the creation of shares with increased voting powers; (3) an implementation of restrictions on the transfer of registered shares and the removal of such restrictions; (4) an authorized or conditional increase of the share capital; (5) an increase of the share capital by conversion of equity, by contribution in kind, or for the purpose of an acquisition of property or the grant of special rights; (6) a restriction or an exclusion of shareholders' pre-emptive rights; (7) a change of our registered office; (8) our dissolution; or (9) any amendment to the Articles which would create or eliminate a supermajority requirement.
Our shareholders are required to annually elect all of the members of the Board, as well as the Chair of the Board, the members of the compensation committee (i.e., currently our Compensation, Governance and Nomination Committee) and the independent proxy. The Articles do not provide for cumulative voting of shares.
At General Meetings of Shareholders, shareholders can be represented by the independent proxy or by a third person authorized by written proxy who does not need to be a shareholder. Votes are taken either by a show of hands or by electronic voting, unless the General Meeting of Shareholders resolves to have a ballot or where a ballot is ordered by the chair of the meeting.
Rights to Share in the Company’s Profits
Shareholders have the right to allocate the profit shown on our balance sheet and to distribute dividends by vote taken at the General Meeting of Shareholders, subject to the legal requirements described above.
Rights to Share in any Surplus in the Event of Liquidation
Under the Swiss CO, any surplus arising out of a liquidation of Alcon (i.e., after the settlement of all claims of all creditors) would be distributed to the shareholders in proportion to the paid in nominal value of their shares.
Redemption Provisions
The Swiss CO limits a corporation’s ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have freely disposable equity available in the amount necessary for this purpose. The aggregate nominal value of all Alcon shares held by us and our subsidiaries may not exceed 10% of our registered share capital. However, it is accepted that a corporation may repurchase its own shares beyond the statutory limit of 10%, if the repurchased shares are clearly earmarked for cancellation and such repurchase has been approved by our shareholders. In addition, we are required to recognize a negative position for our own shares acquired by Alcon or, if our subsidiaries acquire our shares, create a special reserve on our balance sheet in each case in the amount of the purchase price of the acquired shares. Repurchased shares held by us or our subsidiaries do not carry any rights to vote at a General Meeting of Shareholders but are entitled to the economic benefits generally connected with the shares.
Under the Swiss CO, we may not cancel treasury shares without the approval of a capital reduction by our shareholders.
Changes to Shareholder Rights
Under the Swiss CO, we may not issue new shares without the prior approval of a capital increase by our shareholders, subject to the existing authorized share capital of Alcon pursuant to the Articles. If a capital increase is approved, then our shareholders would generally have certain pre-emptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold. These pre-emptive rights could be excluded in certain limited circumstances with the approval of a resolution adopted at a General Meeting of Shareholders by a supermajority of two thirds of the votes present. In addition, we may not create shares with increased voting powers or place restrictions on the transfer of registered shares without the approval of a resolution adopted at a General Meeting of Shareholders by a supermajority of votes.
Limitations
There are no limitations under the Swiss CO or our Articles on the right of non-Swiss residents or nationals to own or vote shares.
Change in Control
The Articles and the Board Regulations contain no provision that would have an effect of delaying, deferring or preventing a change in control of Alcon and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.
According to the Swiss Merger Act, shareholders may pass a resolution to merge with another corporation at any time. Such a resolution would require the consent of at least two thirds of all votes present at the necessary General Meeting of Shareholders.
Under the Swiss Financial Market Infrastructure Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of our shares would be under an obligation to make an offer to acquire all remaining Alcon shares. Alcon has neither opted out from the mandatory takeover offer obligation nor opted to increase the threshold for mandatory takeover offers in the Articles.
Disclosure of Shareholdings
Under the Swiss Financial Market Infrastructure Act, persons who directly, indirectly or in concert with other parties acquire or dispose of our shares or purchase or sale rights relating to our shares are required to notify us and the SIX of the level of their holdings whenever such holdings reach, exceed, or fall below certain thresholds—3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%—of the voting rights represented by our share capital (whether exercisable or not). This also applies to anyone who has discretionary power to exercise voting rights associated with our shares. Following receipt of such notification we are required to inform the public by publishing the information via the electronic publication platform operated by the SIX.
An additional disclosure obligation exists under the Swiss CO which requires us to disclose, once a year in the notes to the financial statements published in our annual report, the identity of all of our shareholders (or related groups of shareholders) that hold a participation exceeding 5% of all voting rights.
Changes in Capital
The requirements of the Articles regarding changes in capital are not more stringent than the requirements of Swiss law.